As filed with the Securities and Exchange Commission on November 18, 2020	Registration No. 333-232618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

WANDA SPORTS GROUP COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168
(212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Tel: +86‑10‑5828‑6300
Fax: +86‑10‑6530‑9070/9080
Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, every two ADSs representing the right to receive three Class A ordinary shares of Wanda Sports Group Company Limited	N/a	N/a	N/a	N/a
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2, or this Amendment No. 2, to the registration statement on Form F-6 (File No. 333-232618), or the Registration Statement, of Wanda Sports Group Company Limited, or the Registrant, is being filed solely for the purpose of filing as an exhibit Amendment No. 2 to the Deposit Agreement between the Registrant, Deutsche Bank Trust Company Americas, as depositary, and owners and holders of American Depositary Shares to shorten the notice period necessary to terminate the Deposit Agreement from 60 days to 30 days and to shorten the period after which the depositary may sell any Class A ordinary shares of the Registrant still held by it following the termination of the Deposit Agreement from six months to 30 days. This Amendment No. 2 does not modify any other provision of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement dated July 26, 2019, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder, as amended on July 10, 2020 (“Deposit Agreement”).  — Previously filed.

(b)	Amendment No. 2 to the Deposit Agreement— Filed herewith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 18, 2020.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares of Wanda Sports Group Company Limited, no par.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Wanda Sports Group Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on November 18, 2020.

Wanda Sports Group Company Limited

By:	/s/ Honghui Liao
	Name:	Honghui Liao
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on November 18, 2020.

Signature	Title

/s/ Maojun Zeng
Name: Maojun Zeng	Chairman of the Board of Directors

/s/ *
Name: Hengming Yang	President, Chief Executive Officer (Principal executive officer)

/s/ Honghui Liao
Name: Honghui Liao	Chief Financial Officer (Principal financial and accounting officer)

/s/ *
Name: Philippe Blatter	Vice Chairman of the Board of Directors; President and Chief Executive Officer of Infront

/s/ *
Name: Yimin Gao	Director; President and Chief Executive Officer of WSC

/s/ *
Name: Edwin Fung	Director

/s/ *
Name: Kenneth Jarrett	Director

* By	/s/ Honghui Liao
Name:	Honghui Liao
Title:	Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Wanda Sports Group Company Limited, has signed this this Amendment No. 2 to the Registration Statement on Form F-6 in New York City, State of New York, on November 18, 2020.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President

Index to Exhibit

Exhibit	Document
(b)	Amendment No.2 to the Deposit Agreement